EXHIBIT 3.1
MERCK SHARP & DOHME CORP.
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
(ID Number: 5934701000)
     Merck Sharp & Dohme Corp., a corporation organized and existing under the laws of the State of New Jersey (the “Corporation”), hereby restates and integrates its Restated Certificate of Incorporation, as amended, and also substantively amends such Restated Certificate of Incorporation, to read in full as herein set forth.
FIRST: The name of the Corporation is Merck Sharp & Dohme Corp.
     SECOND: The purposes for which the Corporation is organized are to engage in any activity within the purposes for which corporations may be organized under the New Jersey Business Corporation Act.
     THIRD: The total authorized capital stock which the Corporation shall have authority to issue is 100 shares of common stock, $0.01 par value per share. Shares of capital stock of the Corporation may be issued by the Corporation from time to time for such legally sufficient consideration as the Board of Directors may fix.
     FOURTH: The address of current registered office of the Corporation in the State of New Jersey is 820 Bear Tavern Road, West Trenton, County of Mercer, State of New Jersey, 08628. The name of the current registered agent of the Corporation at such address is The Corporation Trust Company.
     FIFTH: The number of directors constituting the current Board of Directors of the Corporation is four and the names and addresses of the persons who are currently such directors are:

Richard T. Clark	One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Kenneth C. Frazier	One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Peter N. Kellogg	One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Bruce N. Kuhlik	One Merck Drive
Whitehouse Station, New Jersey 08889-0100

     SIXTH: No director or officer of the Corporation shall be personally liable to the Corporation or to any of its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this Article SIXTH shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to the Corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. As used in this Article SIXTH, an act or omission in breach of a person’s duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the Corporation or its shareholders in connection with a matter in which that person has a material conflict of interest.

     IN WITNESS WHEREOF, Merck Sharp & Dohme Corp. has caused its duly authorized officer to execute this Amended and Restated Certificate of Incorporation as of November 23, 2009.

MERCK SHARP & DOHME CORP.
By:	/s/ Bruce N. Kuhlik
Name:	Bruce N. Kuhlik
Title:	Executive Vice President and General Counsel